EXHIBIT 99.1
December 17, 1997
                               NSI

                  1st QUARTER `98 EPS UP 13.0%

                       DIVIDEND INCREASED

    Atlanta,  GA - National Service Industries (NYSE: NSI)  today announced  earnings  per  share of  61  cents  for  1998's  first quarter, which ended November 30, 1997.  This performance  was  a

13.0 percent increase over last year's 54 cents.

    In  addition,  the board of directors increased  the  regular quarterly  dividend  by 3.3 percent to 31  cents  per  share  (an annual  rate  of $1.24 per share).  The dividend  is  payable  on

January  7, 1998 to shareholders of record on December 26,  1997.

This is NSI's 36th consecutive annual dividend increase.

     "As   anticipated,  reported  sales  were   down   slightly.

However,  excluding divested units, sales grew by double digits,"

stated James S. Balloun, chairman and chief executive officer  of

National  Service  Industries.  "Lithonia Lighting  continued  to lead  the  way  in performance and allowed us to deliver  overall improved  earnings,  in spite of lower margins  in  the  chemical

business.   We  continued  to  distribute  excess  cash  to   our

shareholders  by  increasing our dividend  and  repurchasing  1.2

million   shares.   We  are  encouraged  by  our  first   quarter

performance,  and  we  are committed to delivering  earnings  per share growth in line with our 1997 results."

                   1998 First Quarter Results

     On an "as reported" basis, first quarter sales decreased 4.7 percent  to  $487.6 million from the previous  year's  revenues.

 Excluding divested businesses, sales grew by 12.8 percent.   Net

 income of $26.7 million was 7.4 percent higher than a year  ago.

 The  higher  net income and a 2.4 million reduction  in  average shares  outstanding allowed earnings per share to increase  13.0 percent over last year's first quarter results.

                     Performance by Segment

     The lighting equipment segment once again led the company in performance  with  reported  sales of  $268.7  million,  up  18.1 percent  over last year's first quarter sales of $227.4  million.

Operating  income increased 29.3 percent to $27.6  million.   The

strong  growth in sales and income reflected continued demand  in the non-residential construction market.  Another key contributor to  the exceptional sales growth was the market acceptance  of  a newly redesigned fluorescent parabolic fixture along with related revenues from associated products.

     First  quarter chemical segment sales increased 10.9 percent to  $105.9  million, due largely to the Enforcer  acquisition  in last  year's third quarter.  Operating income decreased  to  $8.6 million from last year's $10.9 million due in part to anticipated

seasonal  losses  in  the  retail  distribution  channel.    Also

contributing   to   the   reduced   profitability   were   higher

manufacturing costs, up-front expenses associated with  increased penetration of the retail sales channel, and initiatives underway

to  improve  the  effectiveness of the sales force.   During  the

quarter, the segment purchased the stock of Pure Corporation  for

$6.0  million.  Pure is a specialty chemical company  whose  core business is concentrated primarily in Indiana, Pennsylvania,  and

New  York.   Subsequent to the quarter's end, NSI  named  Patrick

O'Keefe  as  president  of Zep Manufacturing  Company,  effective

December 1, 1997.  O'Keefe formerly served as president and chief executive  officer of Huttig Sash and Door Company, a  subsidiary

of  Crane  Company.   Harry Maziar, Zep's former  president,  was

previously named chairman of the Chemical Group of NSI.

     Textile rental segment sales declined 40.0 percent from last year's sales of $130.1 million as a result of the divestiture  of

National   Linen   Service's  (NLS)  uniform  plants.    Reported

operating  income declined to $6.1 million from last year's  $8.1

million.   Excluding the divested units, sales of  $78.1  million

were even with last year.  Related operating income increased  by

$1.0  million, and related operating profit margins  improved  to

7.9  percent from 6.5 percent. The margin improvement was due  to incremental pricing and improved costs. Since the 1997 divestiture, NLS operations are operating more efficiently and are delivering positive economic profit.

     Envelope  segment  sales increased  11.6  percent  to  $35.0 million,  and  operating profits increased 19.9 percent  to  $2.5 million due largely to higher sales unit volume.

     Interest  income improved due to the proceeds  derived  from the sale of the textile rental and insulation assets.

                        Other Board News

     NSI's  board  of  directors has extended  the  term  of  the existing  Shareholder  Rights Plan to May 19,  2008  and  adopted certain amendments to the Plan to enhance its effectiveness.  The rights  become  exercisable if any person or group acquires  15.0 percent or more of NSI's common stock, par value $1.00 per share.

The  NSI board may redeem the rights prior to the acquisition  of

15.0   percent  of  the  company's  stock  or  in  certain  other circumstances at $.01 per right.  The Plan, which was  originally adopted  in  1988, is intended to ensure that NSI's  shareholders receive  fair treatment in the event of any proposed  acquisition of  the  company  and to discourage certain coercive  or  abusive takeover tactics.

     The company's annual meeting of shareholders will convene at

10:00  a.m.  at the Woodruff Arts Center in Atlanta on Wednesday,

January 7, 1998.

     In addition to historical information contained herein, this press release contains forward-looking statements which may  vary materially from actual results.  Factors that could cause  actual results  to differ are set forth in this and prior press releases and in NSI's most recent annual report and Form 10-K.

                           *    *    *

     National  Service  Industries, Inc., with fiscal  year  1997 sales  of  $2.0  billion, has four business segments  -  lighting

equipment,  chemicals, textile rental, and  envelopes.   NSI  has

reported  increased income and earnings per share in  34  of  the last  36 years.  Dividends have been increased for 36 consecutive years and paid for the past 62 years without a decrease.

                                3



                        NATIONAL SERVICE INDUSTRIES, INC.

                        SUMMARY OF OPERATIONS (Unaudited)

                                                     THREE MONTHS ENDED NOVEMBER 30
                                            SALES AND SERVICE           OPERATING PROFIT (LOSS)
                                                REVENUES
(Amounts in thousands, except per-share   1997             1996          1997             1996
data)
_____________________________________________________________________________________________________
Lighting Equipment                      $268,658         $227,447      $27,637          $21,372
Chemical                                 105,859           95,482        8,614           10,923
Textile Rental                            78,006          130,130        6,131            8,137
Envelopes                                 35,001           31,351        2,534            2,113
Other                                        --            27,483          --             1,579
                                       __________________________      _________________________
                                        $487,524         $511,893       44,916           44,124
                                       ==========================
Corporate                                                               (4,563)          (4,134)
Interest income (expense), net                                           2,002             (650)
                                                                       ________________________
Income before taxes                                                     42,355           39,340
Income taxes                                                            15,687           14,506
                                                                       ________________________
Net income                                                             $26,668          $24,834
                                                                       ========================
Earnings per share                                                        $.61             $.54
Dividends paid per share                                                  $.30             $.29
Average shares outstanding during period                                43,600           45,957
Actual shares outstanding end of period                                 43,034           45,527


                        NATIONAL SERVICE INDUSTRIES, INC.

                CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

                          NOVEMBER      AUGUST                              NOVEMBER      AUGUST
                             30           31                                   30           31
(Amounts in thousands,      1997         1997                                 1997         1997
except per-share data)
______________________________________________     __________________________________________________
Assets                                             Liabilities and
                                                   Stockholders' Equity
Current Assets:
Cash and short-term                                Current Liabilities    $ 252,792    $ 282,000
investments             $ 160,087    $ 262,425     Long-term Debt, less
Receivables, net          262,144      258,689     current maturities        26,442       26,197
Inventories and linens in                          Deferred Income Taxes     43,058       34,093
service                   259,614      239,851
Other current assets       29,003       19,793     Other Long-Term
                        ______________________     Liabilities               89,632       92,249
Total Current Assets      710,848      780,758     Stockholders' Equity     632,157      671,813
                          710,848      780,758                            ______________________
                                                                         $1,044,081   $1,106,352
                                                                         =======================
Property, Plant, and                               Current Ratio                2.8          2.8
Equipment, net            241,159      236,730     Percent of Debt to
Other Assets               92,074       88,864     Total Capitalization         5.1%         4.6%
                        ______________________     Stockholders' Equity      $14.69       $15.20
Total Assets           $1,044,081   $1,106,352     per Share
                        ======================

                  CONDENSED CONSOLIDATED CASH FLOWS (Unaudited)

                           THREE MONTHS ENDED                                THREE MONTHS ENDED
                               NOVEMBER 30                                       NOVEMBER 30
(Amounts in thousands)      1997         1996                                 1997         1996
_____________________________________________      __________________________________________________
Cash Provided by (Used for):                       Cash Provided by (Used for):
Operations-                                        Financing-
  Net income             $ 26,668     $ 24,834        Debt                 $    84        $  (30)
  Depreciation and                                    Treasury shares,
  amortization             11,831       14,832        net                  (52,836)      (33,429)
  Other operating                                     Dividends            (13,301)      (13,435)
  activities              (59,234)       7,080        Other financing
                        ______________________        activities               --           (786)
    Cash Provided by                                                      -----------------------
    Operations            (20,735)      46,746         Cash Used for
                        ______________________         Financing           (66,053)      (47,680)
                                                                          _______________________
Investing-
  Change in short-term
  investments              53,216         --       ______________________________________________
Capital expenditures      (14,034)      (9,830)    Effect of Exchange Rate
Acquisitions               (6,077)      (1,876)    on Cash                    (187)          336
Divestitures and sale of                           ______________________________________________
assets                      2,939        3,805     Net Change in Cash      (49,122)       (7,812)
Other investing                                    Cash at Beginning of
activities                  1,809          687       Year                   57,123        58,662
                        ______________________                            ______________________
  Cash Provided by       $ 37,853      (7,214)     Cash at End of Year    $  8,001      $ 50,850
                        ======================                            ======================

